December 19, 2013

VIA EDGAR

Amy Miller

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Miller:

On October 7, 2013, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, Catalyst/EquityCompass Share Buyback Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on November 22, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  In “Principal Investment Strategies”, provide an 80% policy related to the use of “buyback” and “equity” in the Fund’s name pursuant to Rule 35d-1 that states that the Fund will invest 80% of its net assets plus borrowings in equity securities of companies engaged in buybacks or modify the Fund’s name.

Response.  The Registrant has changed the Fund’s name to Catalyst/EquityCompass Buyback Strategy Fund and added an 80% policy regarding investments in equity securities.

“The Fund invests primarily in the common stocks of companies in the Russell 3000 Index that have announced their intention to repurchase a portion of the company’s outstanding shares. The Fund may invest in companies of any market capitalization. Under normal conditions, the Fund will invest at least 80% of the Fund’s net assets plus any borrowings for investment purposes in equity securities.”

Comment 2.  Confirm supplementally that the “Portfolio Consultant” will be a sub-adviser of the Fund and will be treated as such by the Fund for purposes of complying with the Investment Company Act of 1940.

Response.  The adviser has confirmed to the Registrant that the “Portfolio Consultant” will be a sub-adviser of the Fund and will be treated as such by the Fund for purposes of complying with the Investment Company Act of 1940.

Comment 3. In “Principal Investment Strategies”, in the second sentence, it states that the share buyback strategy is designed to “capture the price reaction to share repurchase announcements.”  Please revise this statement to be in plain English.  Please also add disclosure regarding why a share buyback strategy is beneficial to the Fund and its shareholders.

Response.  The Registrant has revised the disclosure as follows:

 “The model portfolios are based on the ~~the~~ Portfolio Consultant’s share buyback investment strategy, which is ~~designed to capture the price reaction to share repurchase announcements~~ based on the premise that stocks of companies that announce share buybacks will perform well because share buybacks are a signal to the market that the management of a company believes the company’s shares are undervalued.  This positive signal to the market may cause the value of the shares to rise after the share buyback announcement.”

Comment 4. In “Principal Investment Strategies”, please revise the disclosure about the Fund being non-diversified to describe it in plain English.

Response.

The Registrant has revised the disclosure as follows:

 “The Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 (the “1940 Act”), which means that ~~it is not limited by the 1940 Act with regard to the portion of its assets that may be invested in the securities of a single issuer~~ a relatively high percentage of the Fund’s assets may be invested in the securities of a limited number of companies that could be in the same or related economic sectors.”

Comment 5.  In “Portfolio Manager and Portfolio Consultant”, please revise the disclosure to clarify which person works for which entity.

Response.  The Registrant has revised the disclosure as follows:

“Portfolio Manager and Portfolio Management Consultant: Michael Schoonover, Portfolio Manager of the Adviser, serves as the Fund's Portfolio Manager, and Timothy M. McCann, Senior Portfolio Manager of the Portfolio Consultant,  serves as the Fund’s Portfolio Management Consultant. Mr. Schoonover and Mr. McCann have served the Fund in these capacities since the Fund’s inception in 2013.”

Additional Information About the Fund’s Principal Investment Strategies and Related Risks

Comment 6.  In “Temporary Defensive Positions,” pursuant to Item 9, instruction 6 of Form N-1A, add a statement that the Fund may not achieve its investment objective when it takes these positions.

Response.  The Registrant has revised the disclosure as follows:

“From time to time, the Fund may take temporary defensive positions, which are inconsistent with the Fund’s principal investment strategies, in attempting to respond to adverse market, economic, political, or other conditions.  For example, the Fund may hold all or a portion of its assets in money market instruments, including cash, cash equivalents, U.S. government securities, other investment grade fixed income securities, certificates of deposit, bankers acceptances, commercial paper, money market funds and repurchase agreements. While the Fund is in a defensive position, the opportunity to achieve its investment objective will be limited.   If the Fund invests in a money market fund, the shareholders of the Fund generally will be subject to duplicative management fees.  Although the Fund would do this only in seeking to avoid losses, the Fund will be unable to pursue its investment objective during that time, and it could reduce the benefit from any upswing in the market.  The Fund also may invest in money market instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.”

Comment 7. In “Principal Investment Risks”, revise the risk for Limited History of Operations to remove reference to the adviser.

Response.  The Registrant has revised the disclosure as follows:

“Limited History of Operations. The Fund is a new or relatively new mutual fund and has a limited history of operations for investors to evaluate.   ~~Mutual funds and their advisers are subject to restrictions and limitations imposed by the Investment Company Act of 1940, as amended, and the Internal Revenue Code that do not apply to an adviser's management of individual and institutional accounts.  As a result, investors cannot judge the Advisor by its track record of managing a mutual fund and the Advisor may not achieve its intended result in managing the Fund~~.”

How to Buy Shares

Comment 8. In “Class A Shares”, the table regarding sales charges on Class A shares says that, for purchases of $1 million or more, the sales charge is 0% but has a footnote noting the potential for a 1% CDSC.  Revise the table to show the highest sales charge for purchases of $1 million or more (1%).

Response.  The Registrant has not revised the table because the 1% CDSC is already disclosed in the fee table in the Fund Summary.

SAI:

Other Investment Policies

Comment 9.  In “Temporary Defensive Positions, consider removing the reference to duplicative management fees paid when investing in money market funds as this disclosure is already in “Additional Information About Investments and Risks – Securities of Other Investment Companies”.

Response.  The Registrant has revised the disclosure to remove the statement.

Additional Information About Investments and Risks

Comment 10. Please clarify the presentation of this section to differentiate between principal and non-principal investments and risks.

Response. The Registrant has revised the introduction of this section as follows:

“The Fund's principal investment strategies are set forth under "Principal Investment Strategies" in the Prospectus.  Unless restricted by the fundamental policies of the Fund, the following policies supplement the investment objective and ~~policies~~ principal investment strategies of the Fund as set forth in the Prospectus.”

Comment 11. This section describes investments in other investment companies in “Securities of Other Investment Companies”.  Please explain supplementally why there is no line item in the fee table in the prospectus for acquired fund fees and expenses.

Response. Investments in other investment companies is not a principal strategy of the Fund, so acquired fund fees and expenses are expected to be less than 1 basis point, and, therefore, were not included in the fee table in the prospectus.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya L. Goins

Tanya L. Goins